02046968

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.

For 15 July 2002

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

RECD S.E.C.
JUL 22 2002

PROCESSED
JUL 24 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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DEALINGS BY DIRECTORS

IRISH STOCK EXCHANGE

AVS No 261 689

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange Requirements

All relevant boxes should be completed in typed block capital letters

1. Name of Company BANK OF IRELAND	2. Name of Director MIKE SODEN
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest AS 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) MIKE SODEN
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) —	6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction STAFF STOCK ISSUE 2002

7. Number of shares/ amount of stock acquired 991	8. Percentage of issued Class 0%	9. Number of shares/ amount of stock disposed —	10. Percentage of issued Class —

11. Class of security ORDINARY STOCK	12. Price per share EURO 12.80	13. Date of transaction 11 JULY 2002	14. Date company informed 12 JULY 2002

15. Total holding following this notification 89,756	16. Total percentage holding of issued class following this notification 0.009%

If a director has been granted options by the company please complete the following boxes

17. Date of grant	18. Period during or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries TERENCE H. FORSYTH +353 1 6043400
25. Name and signature of authorised company official responsible for making this notification Date of notification 15 JULY 2002	TERENCE H. FORSYTH [signature]

Irish Stock Exchange Company Announcements Office, 28 Anglesea Street, DUBLIN 2. Fax: 677 6045

DEALINGS BY DIRECTORS

Integritas roburque.

IRISH STOCK EXCHANGE

AVS No 261 689

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange Requirements

All relevant boxes should be completed in typed block capital letters

1. Name of Company BANK OF IRELAND	2. Name of ~~Director~~ SECRETARY TERENCE H. FORSYTH
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest AS 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) TERENCE H. FORSYTH
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) —	6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction STAFF STOCK ISSUE 2002

7. Number of shares/ amount of stock acquired 267	8. Percentage of issued Class 0%	9. Number of shares/ amount of stock disposed —	10. Percentage of issued Class —
11. Class of security ORDINARY STOCK	12. Price per share EURO 12.80	13. Date of transaction 11 JULY 2002	14. Date company informed 12 JULY 2002

15. Total holding following this notification 108,663	16. Total percentage holding of issued class following this notification 0.01%

If a director has been granted options by the company please complete the following boxes

17. Date of grant	18. Period during or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries TERENCE H. FORSYTH +353 1 6043400

25. Name and signature of authorised company official responsible for making this notification TERENCE H. FORSYTH

Date of notification 15 JULY ~~19~~ 2002

[signature]

DEALINGS BY DIRECTORS

IRISH STOCK EXCHANGE

Integritas roburque

AVS No 261 689

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange Requirements

All relevant boxes should be completed in typed block capital letters

1. Name of Company BANK OF IRELAND	2. Name of Director BRIAN GOGGIN
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest AS 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) BRIAN GOGGIN
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) —	6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction (A) STAFF STOCK ISSUE / PROFIT SHARE 2002. (B) VESTING OF 7684 UNITS (I.E. 80% OF THE 1999 CONDITIONAL AWARD OF 9605 UNITS) UNDER THE LONG TERM PERFORMANCE STOCK PLAN

7. Number of shares/ amount of stock acquired	8. Percentage of issued Class	9. Number of shares/ amount of stock disposed	10. Percentage of issued Class
(a) 932 (b) 7684	(a) 0% (b) 0.001%	—	—

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
ORDINARY STOCK	(a) EURO 12.80 (b) EURO 8.725	(a) 11 JULY 2002 (b) 13 JULY 2002	(a) 12 JULY 2002 (b) 15 JULY 2002

15. Total holding following this notification 168,037	16. Total percentage holding of issued class following this notification 0.02%

If a director has been granted options by the company please complete the following boxes

17. Date of grant	18. Period during or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries TERENCE H. FORSYTH +353 1 6043400

25. Name and signature of authorised company official responsible for making this notification

Date of notification 15 JULY 2002

[signature]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

T.H. Forsyth
Group Secretary

Date: 15 July 2002

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